FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT
Enel Américas S.A.
Securities Registration Record No. 175

Santiago, April 19, 2018

Ger. Gen. N°5 /2018

Mr. Joaquin Cortez H.

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

                                                                                                                                              Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law N°18,045, and as established under General Norm N° 30 of the former Superintendence of Securities and Insurance, duly authorized,  I hereby inform you of the following Significant Event related to the voluntary Public Tender Offer (the “Tender Offer”) for the Brazilian electricity distributor Eletropaulo Metropolitana de Electricidade de Sao Paulo  (Eletropaulo), as already reported in the significant event dated April 17, 2018, launched by Enel Investimentos Sudeste S.A. (Enel Sudeste), a wholly-owned investment vehicle of Enel Brasil S.A., our subsidiary.

Enel Sudeste modified the terms of the Tender Offer reinforcing its commitment by supporting and promoting a capital increase in Eletropaulo of at least 1.5 billion Brazilian Reals (BRL), equivalent to approximately US$ 440 million, at the current exchange rate, which will be subject to the success of the Tender Offer. Therefore, Enel Sudeste is offering both the certainty of financial support for Eletropaulo as well as the most attractive conditions to the shareholders who wish to participate in the Tender Offer.

The aforementioned capital increase is in addition to the total amount offered in the Tender Offer of BRL 4.7 billion, equivalent to approximately US$ 1.4 billion, at the current exchange rate. The price per share offered by Enel Sudeste in the Public Tender Offer is BRL 28. The Tender Offer is aimed at acquiring Eletropaulo’s total equity and subject to the acquisition of a sufficient number of shares that would represent more than 50% of Eletropaulo’s share capital, and to the postponement of Eletropaulo’s capital increase.

Sincerely yours,

Paolo Pallotti

Chief Financial Officer

Enel Américas S.A.

cc.:           Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

                Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

                Comisión Clasificadora de Riesgo (Risk Classification Commission)

                Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)

                Depósito Central de Valores (Central Securities Depositary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: April 24, 2018